UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549

                       SCHEDULE 13D

         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 5)*

                        HEARx, Ltd.
-----------------------------------------------------------
                     (Name of Issuer)

                        Common Stock
-----------------------------------------------------------
                  (Title Class of Securities)

                           4223601
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                        (CUSIP Number)

                      Gregg M. Larson,
       Assistant General Counsel and Assistant Secretary
           Minnesota Mining and Manufacturing Company
                          3M Center
                      St. Paul, MN  55133
                        (612) 733-2204
  ---------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)

                        October 6, 1997
------------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the
statement [ ].   (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No.    4223601                  Page 2 of 4 Pages
          ----------                     ---    ---

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Minnesota Mining and Manufacturing Company 41-0417775

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)//
                                                       (B)//
  3  SEC USE ONLY

  4  SOURCE OF FUNDS*
       WC

  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  //

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER      7               SOLE VOTING POWER
  OF                             9,095,700
SHARES
BENEFICI-   8               SHARED VOTING POWER
  ALLY                                0
OWNED
BY EACH     9               SOLE DISPOSITIVE POWER
REPORTING                        9,095,700
PERSON
WITH        10              SHARED DISPOSITIVE POWER
                                      0

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
        9,095,700

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                  / /

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.5%

  14  TYPE OF REPORTING PERSON*
        CO

  This Amendment No. 5 amends and supplements the Schedule
13D ("Schedule 13D") and Amendment Nos. 1, 2, 3 and 4, relating to the common stock, par value $0.10 per share
(the "Common Stock"), of HEARx Ltd., a Delaware Corporation
(the "Company"), previously filed by Minnesota Mining and Manufacturing Company, a Delaware corporation ("3M").

                           *    *    *

Item 2 is hereby amended to add the following information:
ITEM 2.  IDENTITY AND BACKGROUND

         DIRECTORS OF 3M

     Allen F. Jacobson has retired from the position of Director and is no longer a Director of 3M.

     Edward R. McCracken, Chairman of the Board and
     Chief Executive Officer , Silicon Graphics, Inc.,
     2011 North Shoreline Boulevard, P.O. Box 7311,
     Mountain View, California 94039-7311. Mr. McCracken was elected a Director of 3M in 1997.

Item 5 (a) is hereby amended to state as follows:
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  (a)  3M beneficially owns 9,095,700 shares of Common
Stock of the Company as of the date of this Amendment No. 5, representing an aggregate of approximately 10.5% of the outstanding shares of the Company (based upon 86,293,940 shares of the Company's Common Stock outstanding as of June 27, 1997, as disclosed in the Company's Form 10-Q for the quarterly period ended June 27, 1997.)

3M has elected not to exercise an Option to Purchase Series
F Preferred Stock, which was exercisable in Common Stock for 800,000 shares. The Option to Purchase Series F
Preferred Stock has expired.

  (b) In Amendment No. 3 to Schedule 13D filed on June 6,
1996, 3M stated its intention to evaluate the possibility
of selling all, or from time to time, portions of the
Common Stock held by it.  As part of this strategy, 3M sold
886,700 shares of Common Stock of the Company in market
transactions as follows:
                       AVERAGE        NUMBER
  TRADE DATE           PRICE/SHARE    OF SHARES
  September 11, 1997     $2.00        338,900
  September 15, 1997     $2.00         85,400
  September 16, 1997     $2.00        107,300
  September 18, 1997     $2.00        128,400
  September 22, 1997     $2.00         19,700
  September 23, 1997     $2.00          7,000
  October 6, 1997        $2.0797      200,000

                            SIGNATURE
                            ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MINNESOTA MINING AND
                                   MANUFACTURING COMPANY

October 8, 1997                  /s/ Gregg M. Larson
                                   ------------------------
                                     Signature

                                     Gregg M. Larson,
                                     Assistant Secretary